Exhibit 15.5 AstraZeneca PLC Legal & Secretary’s Department 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA For the attention of Adrian Kemp By email & by post March 6, 2018 Dear Ladies and Gentlemen IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2017 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, IQVIA Solutions HQ Limited (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in yellow) on the pages annexed hereto as Annex A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2017 (the “Annual Report”), which is incorporated by reference in the registration statement No. 333-214756 for AstraZeneca on Form F-3, and in the registration statements No. 333-216901, No. 333-170381, No. 333-152767, No. 333-124689 and No. 333-09062 on Form S-8 for AstraZeneca. IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) IQVIA has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA; 2) AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca. Very truly yours, /s/ James E. Salitan James E. Salitan Vice President and Associate General Counsel, For and on behalf of IQVIA Solutions HQ Limited ACCEPTED AND AGREED This sixth day of March 2018 AstraZeneca PLC /s/ Adrian C N Kemp Name: Adrian C N Kemp Title: Company Secretary

Marketplace Despite global economic, political and social challenges, the pharmaceutical industry is expected to enjoy long-term growth. This is due to favourable demographic trends and significant unmet medical needs. “Pricing and reimbursement remain challenging in many markets.” The global context > Global cyclical economic upswing continues, however: – Political and economic uncertainty resulting from the UK Brexit vote and US election of Donald Trump persists – Global recovery vulnerable and may not be sustainable The October 2017 World Economic Outlook of the International Monetary Fund (IMF) highlighted that the global cyclical upswing that had begun during 2016 was continuing to gather strength, with accelerating growth in Europe, Japan, China and the United States. However, both political and economic uncertainty continues following the Brexit vote in the UK and the election of Donald Trump to president of the US. The IMF goes on to suggest that the global recovery might not be sustainable and is also vulnerable to serious risks. The pharmaceutical sector > Demand for healthcare continues to increase, but challenges remain > US is the largest global market, with 45% of global sales > Strong growth in 2017, primarily from emerging markets > Emerging market growth predicted to remain strong to 2021 Against this uncertain background, however, the demand for healthcare continues to increase. While this is a favourable trend for long-term industry growth, challenges remain. These include expiring patents, competition from and growing use of generic medicines, obtaining regulatory approval, securing reimbursement for new medicines, improving R&D productivity, and attaining pricing and sales sufficient to generate revenue and sustain the cycle of innovation. Looking ahead, and as shown on the page opposite, expanding patient populations and continuing unmet medical need are expected to contribute to growth in pharmaceutical sales. The table on estimated pharmaceutical sales and market growth to 2021 overleaf also illustrates that we expect the developing markets, including Africa, Middle East, CIS, Indian subcontinent, South East and East Asia, and Latin America, to continue to fuel pharmaceutical growth. As shown in the table overleaf, global pharmaceutical sales grew by 2.9% in 2017. Established Markets saw average revenue decline of 2.7% and Emerging Markets revenue grew at 7.7%. The US, Japan, China, Germany and France are the world’s top five pharmaceutical markets. In 2017, the US had 45.5% of global sales (2016: 45.9%; 2015: 46.0%). 8 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Marketplace
continued



Global pharmaceutical sales

World ($bn)

2017	996
2016	968
2015	906

$996bn (2.9%)

US ($bn)

2017	453
2016	444
2015	416

$453bn (2.2%)

Europe ($bn)

2017	214
2016	209
2015	197

$214bn (2.8%)

Established ROW ($bn)

2017	112
2016	115
2015	109

$112bn (-2.7%)

Emerging Markets ($bn)

2017	216
2016	201
2015	183

$216bn (7.7%)

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 235. Source: IQVIA, IQVIA Midas Quantum Q3 2017 (including US data). Reported values and growth are based at CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

Estimated pharmaceutical sales and market growth – 2021

Region	Estimated pharmaceutical sales – 2021	Estimated pharmaceutical market growth
North America	$596bn	4.3%
EU	$237bn	2.8%
Other Europe (Non-EU countries)	$23bn	8.5%
Japan	$80bn	-1.4%
Oceania	$16bn	0.9%
South East Asia and East Asia	$207bn	6.0%
Latin America	$83bn	6.2%
Africa	$26bn	6.4%
CIS	$28bn	8.0%
Middle East	$25bn	4.2%
Indian subcontinent	$41bn	10.1%

Estimated pharmaceutical sales – 2021. Data is based on ex-manufacturer prices at CER. Source: IQVIA.

Estimated pharmaceutical market growth. Data is based on the compound annual growth rate from 2016 to 2021. Source: IQVIA.

10 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Marketplace continued Pricing of medicines Pricing and reimbursement remain challenging in many markets. We continue to see examples where healthcare services (including pharmaceuticals) are highly regulated by governments, insurers and other private payers through various controls on pricing and reimbursement. Implementation of cost containment reforms and shifting market dynamics are further constraining healthcare providers, while difficult economic conditions burden patients who have out-of-pocket expenses relating to their medicines. Pharmaceutical companies are now expending significant resources to demonstrate the economic as well as the therapeutic value of their medicines. We are also experiencing pressure on pricing in the US from a number of quarters. For example, political leadership is considering drug pricing controls and transparency measures at the national and local levels. Changes to the Affordable Care Act (ACA) and ongoing efforts to reform the healthcare system continue to create uncertainty in the market. While policymakers in the US have advocated for repeal and replacement of the ACA, full repeal appears unlikely. Thus, the administration has taken steps to significantly change ACA regulations, including repealing the individual mandate provision of the ACA which requires citizens to have insurance or pay a penalty. Changes to ACA regulations may have downstream implications for coverage and access. With respect to healthcare reform more broadly, modifications to Medicare and other government programmes including changes aimed at reducing drug prices, such as importation schemes, are possible. Further, the healthcare industry may be used as a means to offset government spending. US federal agencies continue to propose and implement policies and programmes with the goal of expanding access and coverage, reducing costs, increasing transparency, transforming the delivery system, and improving quality and patient outcomes. Loss of exclusivity and genericisation Patent protection for pharmaceutical products is finite and, after protection expires, payers, physicians and patients gain greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a result, demand for generics is high. For prescriptions dispensed in the US in 2017, generics constituted 84.9% of the market by volume (2016: 84.4%). Generic competition can also result from patent disputes or challenges before patent expiry. Increasingly, generics companies are launching products ‘at risk’, for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. While competition authorities generally accept such agreements as a legitimate way to settle these disputes, they have questioned some settlements as being anti-competitive. These efforts are all the more relevant given the shift in the industry over the last decade from primary care to a specialty care focus. Specialty drugs are used for the treatment of complex, chronic, or rare conditions such as cancers and hepatitis C. Pricing for these products reflects the higher value they bring to patients and payers, as well as the smaller patient numbers as a result of targeted treatment options. These higher drug costs have heightened the desire and need for payers to manage their expenditure and drug utilisation. Pricing controls and transparency measures remain a priority in key markets such as China, where the National Reimbursement Drug List (NRDL) was updated in 2017. In Europe, governments continue to implement and expand price control measures for medicines and, in other markets, there has been a trend towards rigorous and consistent application of pricing regulations, including reference pricing. For example, in Saudi Arabia prices are set according to the lowest of a basket of reference market prices. Biologics typically retain exclusivity for longer than traditional small molecule pharmaceuticals, with less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a result, erosion of the original biologic’s branded market share has not been as rapid. This is due to biologics’ complex manufacturing processes and the inherent difficulties in producing a biosimilar, which could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to face increased competition. Similar to biologics, some small molecule pharmaceutical products are in complex formulations and/or require technically challenging manufacturing and thus may not follow the pattern of generic market erosion seen with traditional, tableted pharmaceuticals. For those products, the introduction of generic alternatives (both substitutable and analogue) can be slower. For more information about pricing and price controls in the US and other major markets, please see Return to Growth from page 26 and Risk from page 210. Our strategic response > Internal pricing policy based on four principles: value, sustainability, access and flexibility. > Aim to enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices. > Partner with industry, government and academia to find ways to bring new medicines to market more quickly and efficiently, as well as foster an environment that facilitates medical and scientific innovation. > Engage with policymakers to support improvements in access, coverage, care delivery, quality of care and patient care outcomes. > Consider innovative outcomes contracts with payers as a mechanism to pay for value. > Evaluate the use of real-world evidence to further bolster the evidence base around therapeutic and economic value. For more information, please see Intellectual Property from page 32. Our strategic response > Investment in innovative research and development, both internally and with partners, to advance novel therapeutics through the pipeline. > A strong patent strategy – from building robust patent estates that protect our pipeline and products to defending and enforcing our patent rights. 12 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Our plans for growth Our Commercial teams, which comprised around 34,600 employees at the end of 2017, are active in more than 100 countries. In most countries, we sell our medicines through wholly-owned local marketing companies. We also sell through distributors and local representative offices and market our products largely to primary care and specialty care physicians. stakeholders, reflecting factors such as clinical benefit, cost effectiveness, improvement to life expectancy and quality of life. > We aim to ensure the sustainability of both the healthcare system and our research-led business model. We believe we share a collective responsibility with healthcare providers and other stakeholders to work together to enable an efficient healthcare system for patients today and support a pipeline of new medicines for patients tomorrow. > We seek to ensure appropriate patient access to our medicines. We work closely with payers and providers to understand their priorities and requirements, and play a leading role in projects to align better the requirements of regulatory and health technology assessment (HTA) agencies or other organisations that provide value assessment of medicines. For example, we have a leading role in the European IMI ADAPT-SMART programme for exploring adaptive licensing. > We pursue a flexible pricing approach that reflects the wide variation in global healthcare systems. We have developed patient access programmes that are aligned with the ability to pay of patients and healthcare systems. We are committed to the appropriate use of managed entry schemes and the development of real-world evidence and we are investigating innovative approaches to the pricing of medicines, such as payment for outcomes received by the patient and healthcare system. portion of their benefit design. As part of the ACA, we also pay a portion of an overall industry Patient Protection and Affordable Care Act Branded Prescription Drug Fee. In 2017, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceuticals in the Medicare Part D Coverage Gap and an industry-wide HealthCare Reform Fee was $119 million (2016: $471 million; 2015: $786 million). Even as we continue to be impacted by the loss of exclusivity on some of our leading medicines, we have delivered increasing revenues from our growth brands and launches. This return to growth is being underpinned by the Growth Platforms. In 2017, continued declines in revenue, for example from the loss of exclusivity in 2016 of Crestor and Seroquel XR, were substantially offset by the strong performance of certain products from our Emerging Markets, New CVMD and New Oncology Growth Platforms, including Farxiga, Brilinta and Tagrisso. As our strategy has progressed, so our Growth Platforms have evolved, as shown in Strategy and Key Performance Indicators from page 17. Respiratory was joined by New Oncology from January 2015 and, from January 2017, New CVMD replaced Diabetes and Brilinta/Brilique. Our two remaining Growth Platforms, Emerging Markets and Japan, reflect the importance of these markets to growing future revenues. Overall, our Growth Platforms grew by 5% at actual exchange rates (6% at CER) in 2017 and now represent 68% of all Total Revenue. In the US, there is significant pricing pressure driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies, which specify particular medicines that are approved to be prescribed in a healthcare system, or under a health insurance policy, employ ‘generic first’ strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by intermediaries to limit the use of branded products and put pressure on manufacturers to reduce net prices. In 2017, 84.9% of prescriptions dispensed in the US were generic, compared with 84.4% in 2016. In addition, patients are seeing changes in the design of their health plan benefits and may experience variation, including increases, in both premiums and out-of-pocket payments for their branded medications. The patient out-of-pocket spend is generally in the form of a co-payment or co-insurance, but there is a growing trend towards high deductible health plans which require patients to pay the full list price until they meet certain out-of-pocket thresholds. However, the pharmaceutical market is highly competitive. For example, our Diabetes franchise continues to see pricing pressure. In immuno-oncology, the large number of clinical trials that are being carried out highlight the competitive nature of this area and renders speed to market critical. US As the sixteenth largest prescription-based pharmaceutical company in the US, we have a 2.5% market share of US pharmaceuticals by sales value. In 2017, Product Sales in the US decreased by 16% to $6,169 million (2016: $7,365 million). Ongoing scrutiny of the US pharmaceutical industry, focused largely on pricing, has been the basis of multiple policy proposals in the US. Proposed changes under consideration include varying approaches to price controls on medicines (including price transparency) as well as potential reforms to government regulated programmes (such as Medicare Part B, Medicare Part D, Medicaid or other provisions under the ACA). Repeal of the Medicare Part D non-interference clause that currently prohibits the government from negotiating directly with manufacturers on drug prices as well as allowing the importation of medicines into the US from other countries have been considered as a mechanism to reduce drug costs. In addition, lawmakers at both the federal and state level have sought increased drug pricing transparency and have proposed and implemented policies that include measures relating to the submission of proprietary manufacturer data, establishment of price parameters that are indexed to certain federal programmes, and reporting of changes in pricing beyond certain thresholds. More information on our performance around the world in 2017 can be found in the Geographical Review from page 221. Pricing and delivering value Our medicines help treat unmet medical need, improve health and create economic benefits. Effective treatments can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity. Nevertheless, and as outlined in Marketplace from page 8, we are acutely aware of the economic challenges faced by payers and remain committed to delivering value. We are committed to a pricing policy for our medicines based on four principles: The US healthcare system is complex with multiple payers and intermediaries exerting pressure on patient access to branded medicines through regulatory and voluntary rebates. Regulatory rebates are statutorily mandated chargebacks and discounts paid on government-funded programmes such as Medicaid, Department of Defense (including TRICARE) and Department of Veteran’s Affairs. Voluntary rebates are paid to managed care organisations and pharmacy benefit managers for commercially insured patients, including Medicare Part D patients. In the Medicare Part D programme, in addition to voluntary negotiated rebates, branded pharmaceutical manufacturers are statutorily required to pay 50% of the patient’s out-of-pocket costs during the ‘coverage gap’ > We determine the price of our medicines while considering their full value for patients, payers and society. The agreement on price involves many national, regional and local 27 AstraZeneca Annual Report & Form 20-F Information 2017 / Business Review Strategic Report

Business Review Return to Growth continued Expansion in Emerging Markets Emerging Markets, as defined in Market definitions on page 235, comprise various countries with dynamic, growing economies. As outlined in Marketplace from page 8, these countries represent a major growth opportunity for the pharmaceutical industry due to high unmet medical needs and sound economic fundamentals. Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets and various political and economic challenges exist. These include regulatory and government interventions. In selected markets, governments are encouraging local manufacturing by offering more favourable pricing legislation and pricing is increasingly controlled by governments with price referencing regulations. Though widespread adoption of a broad national price control scheme in the near future is unlikely, we continue to comply with new state-level regulations in this area and we recognise the sustained potential for substantial changes to laws and regulations regarding drug pricing that could have a significant impact on the pharmaceutical industry. The PACIFIC Early Access Programme (EAP) went live in September 2017 with the first patient included in October 2017. The PACIFIC EAP is now open in 16 EU countries with additional countries planned to be active. This is a great example of our ability to put the patient first and to offer life-changing medicine to patients in need. Established Rest of World (ROW)* In 2017, Product Sales in Japan increased by 1% at actual rate of exchange (increased 4% at CER) to $2,208 million (2016: $2,184 million), as a result of the strong growth from the brands in our Growth Platforms and Nexium. Particularly strong performances from Tagrisso and the Diabetes franchise helped to drive this volume growth, offsetting generic competition. Crestor, for example, is now facing significant generic competition. In September 2017, a Crestor authorised generic entered the market and in December 2017 we saw more than 20 generic companies enter the statin market with generic rosuvastatin. We now hold ninth position in the ranking of pharmaceutical companies by sales of medicines in Japan. Despite the mandated biennial government price cuts and increased intervention from the government to rapidly increase the volume share of generic products, Japan remains an attractive market for innovative pharmaceuticals. These price cuts are likely to continue as are experimental decisions by regulators based on cost effectiveness assessments. We understand that our medicines will not benefit patients if they are unable to afford them and that’s why we offer a number of resources and programmes that can help increase patients’ access to medication and reduce their out-of-pocket costs. We focus our formulary access on affordability for patients through rebate payments as well as savings cards for eligible patients when the out-of-pocket costs are not affordable. AstraZeneca has one of the longest-standing patient assistance programmes in the industry, AZ&Me, which provides eligible patients with AstraZeneca medicines at no cost. AstraZeneca has provided prescription savings to 4.5 million patients across the US and Puerto Rico over the past 10 years. Growth drivers for Emerging Markets include new medicines across our Diabetes, Respiratory, Oncology and CV portfolios. To educate physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical needs exist. We are also expanding our reach through multi-channel marketing and external partnerships. For more information, see Community Investment on page 45. Europe The total European pharmaceutical market was worth $214 billion in 2017. We are the fourteenth largest prescription-based pharmaceutical company in Europe (see Market definitions on page 235) with a 2.2% market share of pharmaceutical sales by value. With revenues of $6,149 million, AstraZeneca was the sixth largest multinational pharmaceutical company, as measured by prescription sales, and the second fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2017. Canada has a mixed public/private payer system for medicines that is funded by the provinces, insurers and individual patients. It has also now become common for public payers to negotiate lower non-transparent prices after they have gone through a review by the Canadian Agency for Drugs and Technology in Health, a health technology assessment body. Most private insurers pay full price, although there is increasing pressure to achieve lower pricing. Overall, the split for AstraZeneca’s portfolio is 63% funded by private payers and 37% with public plans. In China, AstraZeneca is the second largest pharmaceutical company by value in the hospital sector, as measured by sales. Sales in China in 2017 increased by 12% at actual rate of exchange (15% at CER) to $2,955 million (2016: $2,636 million). We delivered sales growth above the growth rate of the hospital market sector through strategic brand investment, systematic organisational capability improvements and long-term market expansion programmes in core therapy areas. In addition, five products including Brilinta, Onglyza and Faslodex were listed in the updated National Reimbursed Drug List (NRDL) and we launched two key products (Tagrisso and Forxiga) during 2017. Pricing practices remain a priority for regulators and new national regulations, in addition to provincial and hospital tenders, continue to put increasing pricing pressures on pharmaceutical companies in China. The industry-wide growth rate is expected to be a moderate single digit percentage, following the recent update of the NRDL and expanding health insurance coverage. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, strong underlying demand for our more established medicines and the emergence of innovative medicines. In 2017, our Product Sales in Europe decreased by 6% at actual rate of exchange (7% at CER) to $4,753 million (2016: $5,064 million). Key drivers of the decline, leaving aside the impact of divestments such as the anaesthetics portfolio, Seloken and Zomig, were continued competition from Symbicort analogues, ongoing volume erosion of Pulmicort, Seroquel XR and Nexium following loss of exclusivity, and the continued impact of early generic entry in certain markets for Crestor and Faslodex, which we expect to continue in 2018. The continued macroeconomic environment, pricing pressure from payers and parallel trade across markets also affected sales. Despite these conditions, we continued to launch innovative medicines across Europe and saw significant progress of certain products across our Growth Platforms, in particular with Forxiga, Xigduo, Brilinta, Lynparza and Tagrisso. Our sales in Australia and New Zealand declined by 5% at actual rate of exchange (7% at CER) in 2017. This was primarily due to the continued erosion of Crestor, Nexium and Seroquel by generic medicines and price reductions on established brands. Sales declined less in 2017 than in 2016 as the pace of generic erosion has moderated while the sales growth from new products such as Brilinta, Lynparza and the Diabetes portfolio has continued. Brilinta, Lynparza and the Diabetes portfolio grew by 15% at actual rate of exchange (10% at CER), 100% (actual and CER) and 27% at actual rate of exchange (25% at CER) respectively. Following the presentation of the PACIFIC trial at ESMO in 2017, we have overseen a mobilisation of medical teams across Europe to be able to offer early access to Imfinzi for patients with unresectable stage 3 NSCLC. * Established ROW comprises Australia, Canada, New Zealand and Japan. 28 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Oncology – pipeline progressions Regional approvals > Imfinzi 2nd line bladder cancer (US) > Calquence 2nd line mantle cell lymphoma (US) > Faslodex 1st line breast cancer (FALCON) (US, JP, EU) > Lynparza 2nd line ovarian cancer + (SOLO-2) (US, JP*); breast cancer (OlympiAD) (US*) > Tagrisso 2nd line lung cancer + (AURA3) (US, EU) > Tagrisso 2nd line lung cancer + (AURA17) (CN) Therapy area world market (MAT/Q3/17) $96.2bn Annual worldwide market value Expedited review > Breakthrough Therapy Designation: Calquence blood cancers (US); Imfinzi 1st line lung cancer stage 3 (PACIFIC) (US); Tagrisso 1st line lung cancer (FLAURA) (US) > Orphan Drug Designation: Lynparza breast cancer (OlympiAD) (JP); Lynparza ovarian cancer (JP) > Priority Review Designation: Calquence blood cancers (US); Imfinzi lung cancer stage 3 (PACIFIC) (EU, JP); Lynparza 2nd line ovarian cancer (US); Lynparza breast cancer (OlympiAD) (US, JP); Tagrisso 1st line lung cancer (FLAURA) (US) > Accelerated approval: Calquence non-hodgkin’s lymphoma (US); Imfinzi 2nd line bladder cancer (US) Regulatory submissions > Calquence mantle cell lymphoma (US) > Imfinzi lung cancer stage 3 (PACIFIC) (EU, US, JP) > Lynparza 2nd line ovarian cancer + (SOLO-2) (EU, US, JP) > Lynparza breast cancer (OlympiAD) (JP, US) > Tagrisso 1st line lung cancer (FLAURA) (US, EU, JP) Phase III investment decisions > Imfinzi non-muscle invasive bladder cancer > Imfinzi + tremelimumab + chemotherapy 1st line lung cancer > Imfinzi + chemo-radiation therapy lung cancer stage III > Imfinzi + epacadostat + chemo-radiation therapy lung cancer > Lynparza + Imfinzi + Avastin ovarian cancer > Tagrisso lung cancer stage 3 > Forxiga HF with a preserved ejection fraction* Chemotherapy $19.2bn Hormonal therapies $12.0bn Monoclonal antibodies (mAbs) $27.5bn Small molecule tyrosine kinase inhibitors (TKIs) $27.8bn Immune checkpoint inhibitors $9.7bn Other Oncology Therapies $0.05bn Phase II starts/ progressions AZD4635 + Imfinzi lung cancer; AZD8186 + abiraterone for castration-resistant prostate cancer; Imfinzi + AZD9150 head and neck squamous-cell carcinoma; Imfinzi + oleclumab (MEDI9447) solid tumours; Imfinzi + monalizumab solid tumours; Imfinzi + Darzalex for relapsed refractory multiple myeloma; Imfinzi + MEDI0457 head and neck squamous-cell carcinoma AstraZeneca focuses on specific segments within this overall therapy area market. Strategic transactions completed A global strategic oncology collaboration was established with MSD to co-develop and co-commercialise Lynparza for multiple cancer types. We will also jointly seek to develop and commercialise selumetinib, an oral, potent, selective inhibitor of MEK, part of the mitogen-activated protein kinase (MAPK) pathway, currently being developed for multiple indications, including thyroid cancer. Licensing agreement for rights to Zoladex in the US and Canada with TerSera extension for use as the treatment of oestrogen receptor positive, locally advanced or metastatic breast cancer in postmenopausal women not previously treated with endocrine therapy in Japan, Russia, the EU and the US. The approvals were based on positive results from the Phase III FALCON clinical trial comparing the efficacy and safety of Faslodex with Arimidex in the 1st line advanced breast cancer setting (hormone-naïve patients), which was presented in 2016. Setbacks and terminated projects The MYSTIC trial did not meet its primary endpoint of improving PFS compared to standard of care (SoC) in PD-L1 >25% in patients with 1st line NSCLC. In addition, Imfinzi monotherapy would not have met a pre-specified threshold of PFS benefit over SoC. With respect to safety, the Imfinzi plus tremelimumab profile was consistent with expectations based on prior clinical data. The MYSTIC trial continues as planned to assess the additional primary endpoints of overall survival for Imfinzi monotherapy and for the Imfinzi + tremelimumab combination. Discontinued: MEDI-573 for IGF metastatic breast cancer * Approved in January 2018. In November 2017, the FDA approved a new indication for Faslodex, expanding the indication to include use with abemaciclib for the treatment of hormone receptor-positive (HR+), human epidermal growth factor receptor 2 negative (HER2-) advanced or metastatic breast cancer in women with disease progression. This approval, based upon the MONARCH2 study, further expands the growing body of evidence for using Faslodex in combination as a treatment for advanced breast cancer, as illustrated by the FDA-approved combination with palbociclib in March 2016. Iressa was the first epidermal growth factor receptor tyrosine kinase inhibitor (EGFR-TKI) to be approved for the treatment of advanced epidermal growth factor receptor (EGFR) mutation non-small cell lung cancer (NSCLC) and, as of 31 December 2017, had been approved in 90 countries. Iressa received approval in the US in July 2015. Lynparza is an oral poly ADP ribose polymerase (PARP) inhibitor available in more than 30 countries for the treatment of adult patients with BRCA-mutated high-grade serous epithelial ovarian, fallopian tube or primary peritoneal cancer. In August 2017, the FDA granted approval for new use of the tablet formulation of Lynparza as a maintenance treatment for patients with recurrent, epithelial ovarian, fallopian tube or primary peritoneal adult cancer who are in response to platinum-based chemotherapy, regardless of BRCA status based on results from two randomised trials, SOLO-2 and Study 19. Our marketed products > > > > > > > > > > Arimidex (anastrozole) Casodex/Cosudex (bicalutamide) Calquence (acalabrutinib) Faslodex (fulvestrant) Imfinzi (durvalumab) Iressa (gefitinib) Lynparza (olaparib) Nolvadex (tamoxifen citrate) Tagrisso (osimertinib) Zoladex (goserelin acetate implant) Full product information on page 208. On 12 January 2018, based on data from the randomised, open-label, Phase III OlympiAD trial, the FDA approved Lynparza for use in patients with deleterious or suspected deleterious germline BRCA-mutated (gBRCAm), HER2-metastatic breast cancer who have been previously treated with chemotherapy in the neoadjuvant, adjuvant or metastatic Zoladex continues to be a significant asset in our on-market portfolio and a driver of our prostate cancer and breast cancer portfolios. 49 AstraZeneca Annual Report & Form 20-F Information 2017 / Therapy Area Review Strategic Report

Strategic Report

Therapy area world market (MAT/Q3/17)

$186.4bn

Annual worldwide market value



- High blood pressure $36.2bn
- Abnormal levels of blood cholesterol $21.3bn
- Diabetes $76.2bn
- Thrombosis $8.5bn
- Other $44.1bn

AstraZeneca focuses on specific segments within this overall therapy area market.

We continue to strengthen our commitment to following the science through strategic partnerships, collaborations and new clinical studies.

We also develop programmes that seek to improve access to healthcare by providing education about these diseases. For example, Early Action in Diabetes is collecting and sharing better practices in policymaking from more than 35 countries, outlining how policymakers, payers and other decision-makers can best prevent, diagnose and control diabetes. Our Healthy Heart Africa Programme seeks to tackle hypertension and the increasing burden of CV disease in Africa. For more information on Healthy Heart Africa, see pages 29 and 40.

Cardiovascular disease

Our 2017 focus

Brilinta/Brilique is an oral antiplatelet treatment for ACS, an umbrella term for sudden chest pain and other symptoms due to ischaemia (insufficient blood supply) to the heart, and for the long-term prevention of CV death, heart attack and stroke for patients with a history of heart attack.

In its ACS indication, *Brilinta* 90mg is approved in over 100 countries, and is included in 12 major ACS treatment guidelines globally.

Cardiovascular & Metabolic Diseases – pipeline progressions

Regional approvals	> *Bydureon* Type 2 diabetes (DURATION-8) (US, EU) > *Bydureon BCise* Type 2 diabetes (US) > *Bydureon* Type 2 diabetes (DURATION-7) (EU) > *Forxiga* Type 2 diabetes (CN) > *Qtern* (saxagliptin + dapagliflozin FDC) Type 2 diabetes (US)
Expedited review	> Priority Review Designation: roxadustat CKD (CN)
Regulatory submissions	> *Bydureon* Type 2 diabetes (DURATION-7) (US, EU) > *Bydureon* weekly autoinjector Type 2 diabetes (EU) > roxadustat anaemia in CKD (CN)
Phase III investment decisions	> *Brilinta* paediatric programme
Phase II starts/ progressions	verinurad for CKD; AZD5718 FLAP coronary artery disease; MEDI0382 GLP-1/glucagon dual agonist Type 2 diabetes; MEDI5884 cholesterol modulation
Strategic transactions completed	Licensing agreement for rights to *Seloken* in Europe with Recordati
Setbacks and terminated projects	Discontinued: MEDI4166 (PCSK9/GLP-1) for diabetes/CV; AZD4076 (miR103/107) for NASH; MEDI8111 for trauma/bleeding

In its indication for the long-term prevention of CV death, heart attack and stroke for patients with a history of heart attack, *Brilinta* 60mg is approved in over 60 countries.

In May 2017, a new formulation of *Brilique* 90mg, an orally-dispersable tablet (ODT), was approved by the EMA, making *Brilique* the first and only P2Y12 receptor inhibitor to be made available in ODT form in Europe.

In June 2017, the CFDA in China approved *Brilinta* 60mg tablets for patients with a history of heart attack. Subsequently, in July 2017, the Ministry of Human Resources and Social Security agreed to add *Brilinta* 90mg to the National Reimbursable Drugs List (NRDL), following which provincial reimbursement listing (PRDL) was achieved in all 31 provinces by the end of 2017.

In August 2017, a new sub-analysis of Phase III trial data (PEGASUS-TIMI 54) was presented at the Annual Congress of the European Society of Cardiology (ESC) in Barcelona, Spain, demonstrating a 29% risk reduction in CV death from treatment with *Brilinta* 60mg twice daily, versus placebo, in patients taking low-dose aspirin but still at high risk of an atherothrombotic event – the specific patient population defined in the European label for *Brilinta*.

At the same congress, the ESC published two major new Guidelines – for the management of ST-segment elevation patients, and for dual antiplatelet therapy (DAPT). These were significant not only for their recommendation of *Brilinta* 90mg as the preferred oral antiplatelet therapy over clopidogrel for 12 months DAPT post-ACS, but also for the first time, preferentially recommending *Brilinta* 60mg for >12 months DAPT in high-risk post-heart attack patients.

Our marketed products: Cardiovascular disease

- > *Atacand*[1]/*Atacand* HCT/*Atacand* Plus (candesartan cilexetil)
- > *Brilinta/Brilique* (ticagrelor)
- > *Crestor*[2] (rosuvastatin calcium)
- > *Plendil*[3] (felodipine)
- > *Seloken/Toprol-XL*[4] (metoprolol succinate)
- > *Tenormin*[5] (atenolol)
- > *Zestril*[6] (lisinopril dihydrate)

Metabolic diseases

- > *Bydureon* (exenatide XR injectable suspension)
- > *Byetta* (exenatide injection)
- > *Farxiga/Forxiga* (dapagliflozin)
- > *Kombiglyze* XR (saxagliptin and metformin HCl)
- > *Komboglyze* (saxagliptin and metformin HCl)
- > *Onglyza* (saxagliptin)
- > *Qtern* (saxagliptin/dapagliflozin)
- > *Symlin* (pramlintide acetate)
- > *Xigduo* (dapagliflozin and metformin HCl)
- > *Xigduo* XR (dapagliflozin and metformin HCl)

Full product information on page 208.

1 Licensed from Takeda Chemicals Industries Ltd.
2 Licensed from Shionogi. The extension of the global licence agreement with Shionogi for *Crestor* and the modification of the royalty structure became effective 1 January 2014.
3 Divested China rights to China Medical Systems Holdings Ltd effective 29 February 2016.
4 Divested US rights to Aralez Pharmaceuticals Trading DAC effective 4 October 2016.
5 Divested US rights to *Tenormin* to Alvogen Pharma US Inc. effective 9 January 2015.
6 Licensed from Merck. Divested US rights to *Zestril* to Alvogen Pharma US Inc. effective 9 January 2015.

AstraZeneca Annual Report & Form 20-F Information 2017 / Therapy Area Review 53

Strategic Report



Therapy area world market
(MAT/Q3/17)

$67.3bn
Annual worldwide market value



- Asthma $20.2bn
- COPD $16.0bn
- Other $31.2bn

AstraZeneca focuses on specific segments within this overall therapy area market.

Respiratory – pipeline progressions

Regional approvals	> *Fasenra* (CALIMA, SIROCCO) severe asthma (US, EU*, JP*)
Expedited review	> None
Regulatory submissions	> *Fasenra* – severe asthma (JP) > *Bevespi Aerosphere* – COPD (EU)
Phase III investment decisions	> tezepelumab – asthma > Phase III investment decision
Phase II starts/ progressions	AZD8871 (MABA) for COPD; AZD7986 DPP1 COPD**; Phase II mild asthma study
Strategic transactions completed	None
Setbacks and terminated projects	tralokinumab STRATOS 1 and STRATOS 2 (asthma) trials failed to meet their primary endpoints, and the programme for asthma has been terminated. Also discontinued: *Symbicort* breath actuated inhaler development for asthma/COPD; AZD9412 (Inhaled βIFN) for asthma/COPD; AZD9898 for LTC4S asthma

* Approved in January 2018.
** Partnered with Insmed.

prescribed as an anti-inflammatory reliever as needed, recognising the variability and inflammatory nature of disease in these patients. This programme will demonstrate the impact of *Symbicort* as-needed on exacerbations and asthma control compared to standard of care in patients with mild asthma. Up to 10% of asthma patients have severe, uncontrolled asthma despite standard of care asthma controller medications. Such patients experience debilitating symptoms and face increased risk of hospitalisations, emergency room visits and even death, despite current treatments. Severe, uncontrolled asthma can lead to a dependence on oral corticosteroids (OCS), with systemic steroid exposure potentially leading to serious short- and long-term adverse effects, including weight gain, diabetes, osteoporosis, glaucoma, anxiety, depression, CV disease and immuno-suppression. There is also a significant physical and socioeconomic burden associated with severe, uncontrolled asthma with these patients accounting for 50% of asthma-related costs. For these difficult to treat patients, we are developing biologic medicines that address the underlying causes of their disease.

COPD is a chronic, progressive disease characterised by obstruction of airflow in the lungs that can result in debilitating bouts of breathlessness. Improving lung function, managing daily symptoms such as breathlessness, and reducing exacerbations are important to the management of COPD. Exacerbations are associated with mortality in COPD, with one study reporting that 50% of COPD patients will die within four years of their first hospital admission for a severe exacerbation. COPD is associated with significant economic burden, accounting for $32 billion of direct costs and $20 billion of indirect costs in the US, while in Europe, COPD accounts for 56% of the €39 billion cost of respiratory diseases. COPD remains underdiagnosed and often under-treated. AstraZeneca's current inhaled portfolio includes both ICS in combination with a long-acting bronchodilator and non-ICS-containing dual bronchodilator combinations to address patients with different needs across the spectrum of disease severity. AstraZeneca's current pipeline includes a triple combination of PT010 (budesonide/glycopyrronium/formoterol fumarate) in development for COPD patients.

Our 2017 focus

Inhaled combination medicines

We continue to invest in *Symbicort* which, in addition to being AstraZeneca's number one medicine in Product Sales in 2017, was also the number one ICS/LABA combination globally in volume terms in 2017. Pricing pressure was in line with expectations as prices rebase ahead of anticipated generic entries. This trend will continue to be offset by Emerging Market growth, led by demand for acute and maintenance care in China.

In January 2017, the FDA approved *Symbicort* Inhalation Aerosol 80/4.5 micrograms for the treatment of asthma in paediatric patients aged six to 12 years. The FDA approval was based on the CHASE (ChildHood Asthma Safety and Efficacy) clinical trial programme, which included the CHASE 3 Phase III trial. In addition, in January 2017, the FDA granted six months of paediatric exclusivity for *Symbicort* Inhalation Aerosol. *Symbicort* was already approved in the US to treat asthma in patients 12 years and older and for the maintenance treatment of airflow obstruction in COPD in adults.

Our marketed products:

- > *Accolate* (zafirlukast)
- > *Bevespi Aerosphere* (glycopyrrolate and formoterol fumarate)[1]
- > *Bricanyl Respules* (terbutaline)[2]
- > *Bricanyl Turbuhaler* (terbutaline)[3]
- > *Daliresp/Daxas* (roflumilast)
- > *Duaklir Genuair* (aclidinium/formoterol)[3]
- > *Eklira Genuair/Tudorza Pressair* (aclidinium)[3]
- > *Fasenra* (benralizumab)[4]
- > *Oxis Turbuhaler* (formoterol)[3]
- > *Pulmicort Turbuhaler/Pulmicort Flexhaler* (budesonide)[3]
- > *Pulmicort Respules* (budesonide)[2]
- > *Symbicort* pMDI (budesonide/formoterol)[5]
- > *Symbicort Turbuhaler* (budesonide/formoterol)[3]
- > *Tudorza Pressair* (aclidinium)[3]

Full product information on page 208.

1 Inhalation aerosol.
2 Inhalation solution.
3 In a dry powder inhaler.
4 Subcutaneous injection.
5 Inhalation suspension.



AstraZeneca Annual Report & Form 20-F Information 2017 / Therapy Area Review 57

Therapy Area Review Other Disease Areas continued MEDI8852, an investigational human mAb for the treatment of patients hospitalised with Type A strain influenza, received Fast Track Designation from the FDA in March 2016. The programme is on hold while a government or industry partner is sought to share late-stage development costs and commercialisation activities. Discussions with potential partners are ongoing. Current commercialised AstraZeneca neuroscience brands include Seroquel IR and XR (atypical antipsychotics), which have lost exclusivity in all major markets. The largest market for Seroquel XR was the US, where we lost exclusivity in November 2016. Two licensed generics were launched at that time followed by four additional generic entrants in May 2017 and another two in November 2017. Three additional generics received final FDA approval but have not yet entered the US market. Respiratory Synctial Virus (RSV) is a common seasonal virus and the most prevalent cause of lower respiratory tract infections among infants and young children. It is the leading cause of hospitalisations and admissions to paediatric intensive care units and leads to nearly 200,000 deaths globally in children under five years of age, with the majority of deaths occurring in developing countries. Since its initial approval in 1998, Synagis has become the global standard of care for RSV prevention and helps protect at risk babies globally against RSV. Synagis is approved in more than 80 countries and we continue to work with our worldwide partner, AbbVie, to protect vulnerable infants. $4.2bn Product Sales of $4,156 million, down 18% (17% at CER) In June 2017, AstraZeneca announced an agreement with Grünenthal for the global rights to Zomig (zolmitriptan) outside Japan, including the US, where the rights were previously licensed to Impax Pharmaceuticals. In October 2017, we entered into an agreement with Sawai Pharmaceuticals Company Ltd for the rights to Zomig in Japan. In September 2017, AstraZeneca announced an agreement with Aspen, under which Aspen acquired the residual rights to our remaining anaesthetic medicines. This builds on the agreement with Aspen in June 2016, under which they gained the exclusive commercialisation rights to the medicines in markets outside the US. The agreement covered seven established medicines – Diprivan (general anaesthesia), EMLA (topical anaesthetic) and five local anaesthetics (Xylocaine/Xylocard/Xyloproct, Marcaine, Naropin, Carbocaine and Citanest). MEDI8897 is a novel extended half-life mAb for the prevention of serious respiratory disease caused by RSV in infants. It is designed to require dosing only once per RSV season – a potential breakthrough in RSV prophylaxis. In March 2017, we formed an alliance with Sanofi to develop and commercialise MEDI8897 jointly. MEDI8897 is currently in a Phase IIb clinical trial in preterm infants who are ineligible for Synagis, the current standard of care medicine. In the pain space, we are continuing to explore ways of bringing Movantik/Moventig to patients who need to manage the side effect of opioid induced constipation. In August 2017, the FDA updated the indication of Movantik to include adult patients with chronic pain related to prior cancer or its treatment who do not require frequent opioid dosage escalation. Neuroscience Alzheimer’s disease (AD) is the most common form of dementia worldwide and is a major health challenge facing the world today. We are progressing lanabecestat (AZD3293), our BACE inhibitor, in collaboration with Lilly for the potential treatment of AD. A second interim analysis in the Phase III AMARANTH trial was completed in July 2017, and the independent data monitoring committee recommended the trial proceed with no modifications. In addition, we initiated a new extension trial of the AMARANTH study to further evaluate the benefit of earlier intervention in the course of the disease. Gastrointestinal In 2017, use of Nexium continued to grow in a limited number of markets such as China and Japan. Demand for Nexium in China is expected to continue to grow over the next several years, based on broader geographic expansion as well as anticipated label expansions, and has the potential to become a top-selling medicine in its class, as in Japan. Patent protection for Nexium remains in Japan. For the rest of the world, Nexium is subject to generic competition. Nexium sales continue to decline under generic pressure in the US and EU. Building on the current partnership for lanabecestat, we are also now co-developing with Lilly MEDI1814, an antibody selective for amyloid-beta 42 (A42), which is currently in Phase I development as a potential disease-modifying treatment for AD. 62 AstraZeneca Annual Report & Form 20-F Information 2017 / Strategic Report

Growth Platforms In the periods under review, our Growth Platforms included products in our three main therapy areas, and a focus on the Emerging Markets and Japan. Our Growth Platforms grew by 5% (CER: 6%), representing 68% of Total Revenue after removing the effect of certain Product Sales which are included in more than one Growth Platform. Externalisation Revenue Details of our significant business development transactions which give rise to Externalisation Revenue are given below: of certain development and sales-related milestones. All costs and profits are shared equally. > In March 2017, AstraZeneca entered into an agreement with TerSera for the commercial rights to Zoladex in the US and Canada. TerSera paid $250 million upon completion of the transaction. The Group will also receive sales-related income through milestones totalling up to $70 million, as well as recurring quarterly sales-based payments at mid-teen percent of Product Sales. AstraZeneca will also manufacture and supply Zoladex to TerSera, providing a further source of ongoing income from Zoladex in the US and Canada. > In October 2016, the Group announced an agreement with Aralez for the rights to the branded and authorised generic (marketed by Par Pharmaceuticals) for Toprol-XL (metoprolol succinate) in the US. Aralez paid $175 million upon completion of the transaction. Aralez will also pay up to $48 million in milestone and sales-related payments, as well as mid-teen percentage royalties on Product Sales. AstraZeneca continues to manufacture and supply Toprol-XL and the authorised generic medicine to Aralez. > In June 2016, AstraZeneca entered into a licence agreement with LEO Pharma for the global development and commercialisation of tralokinumab in dermatology indications. AstraZeneca will manufacture and supply tralokinumab to LEO Pharma. LEO Pharma has been granted an exclusive licence to the global dermatology rights to tralokinumab, which has completed Phase IIb for atopic dermatitis. LEO Pharma paid an upfront payment of $115 million for the exclusive licence. LEO Pharma will also pay up to $1 billion in commercially-related milestones and up to mid-teen tiered percentage royalties on Product Sales. > In June 2016, AstraZeneca announced that it had entered into a commercialisation agreement with Aspen for rights to its global anaesthetics portfolio outside the US. The agreement covers seven established medicines – Diprivan, EMLA and five local anaesthetics (Xylocaine, Marcaine, Naropin, Carbocaine and Citanest). Under the terms of the agreement, Aspen acquired the commercialisation rights for an upfront consideration of $520 million. In July 2017, Aspen achieved the first Product Sales related payment milestone triggering a payment to AstraZeneca of $150 million. In September 2017, AstraZeneca announced that it had entered into an agreement with Aspen, under which Aspen acquired the residual rights to the seven established anaesthetics medicines. This new agreement completed in October 2017. Further details of the new arrangement are included on page 72. > In July 2017, the Group announced a global strategic oncology collaboration with MSD to co-develop and co-commercialise AstraZeneca’s Lynparza for multiple cancer types. Under the collaboration, the companies will develop and commercialise Lynparza jointly, both as monotherapy and in combination with other potential medicines. AstraZeneca and MSD will also jointly develop and commercialise AstraZeneca’s selumetinib, an oral, potent, selective inhibitor of MEK, part of the mitogen-activated protein kinase (MAPK) pathway, currently being developed for multiple indications including thyroid cancer. Independently, AstraZeneca and MSD will develop and commercialise Lynparza in combination with their respective PD-L1 and PD-1 medicines, Imfinzi and Keytruda. Under the terms of the agreement, the two companies will share the development and commercialisation costs for Lynparza and selumetinib monotherapy and non-PD-L1/PD-1 combination therapy opportunities. Gross profits from Lynparza and selumetinib Product Sales generated through monotherapies or combination therapies will be shared equally. MSD will fund all development and commercialisation costs of Keytruda in combination with Lynparza or selumetinib. AstraZeneca will fund all development and commercialisation costs of Imfinzi in combination with Lynparza or selumetinib. AstraZeneca will continue to manufacture Lynparza and selumetinib. As part of the agreement, MSD will pay AstraZeneca up to $8.5 billion in total consideration, including $1.6 billion upfront, $750 million for certain licence options and up to $6.2 billion contingent upon successful achievement of future regulatory and sales milestones. Of the upfront payment of $1.6 billion, $1.0 billion was recognised as Externalisation Revenue on deal completion, with the remaining $0.6 billion deferred to the balance sheet. AstraZeneca will book all Product Sales of Lynparza and selumetinib; gross profits due to MSD under the collaboration will be recorded under Cost of Sales. Subsequent to deal completion, MSD exercised the first licence option resulting in additional Externalisation Revenue of $250 million. > In March 2017, AstraZeneca announced an agreement to develop and commercialise MEDI8897 jointly with Sanofi. Under the terms of the global agreement, Sanofi made an upfront payment of €120 million and will pay up to €495 million upon achievement Product Sales in Emerging Markets grew by 6% compared to 2016 (CER: 8%). Product Sales in China increased by 12% in 2017 (CER: 15%), representing 48% of Emerging Markets Product Sales in the year. Product Sales of our Respiratory medicines declined by 1% (CER: 1%), reflecting pricing pressure in the US for Symbicort. New CVMD grew by 9% with revenue of $3,567 million (2016: $3,266 million). Within New CVMD, sales of Brilinta in the year were $1,079 million, an increase of 29%. Brilinta sales in the US were up 46% to $509 million, as it remained the branded oral anti-platelet market leader. Our Diabetes Product Sales were 3% higher than in 2016 (CER: 2%), driven primarily by growth of 29% (CER: 28%) on Farxiga with global sales of $1,074 million as it continued to be our largest-selling Diabetes medicine and SGLT2-class growth was supported by growing evidence around cardiovascular benefits, including data from the CVD-REAL study that was published in March 2017. Japan Product Sales increased by 1% (CER: 4%) underpinned by the growth of Tagrisso and Forxiga, partly mitigated by the impact of the entry of generic competition to Crestor in the year. Product Sales of New Oncology medicines were up to $1,313 million in 2017 (2016: $664 million), $955 million of which came from Tagrisso (2016: $423 million) which continues to be our leading medicine for the treatment of lung cancer and received regulatory approval in more than 60 countries by the end of 2017. 71 AstraZeneca Annual Report & Form 20-F Information 2017 / Financial Review Strategic Report krrf028 D:20180227150439Z2/27/2018 8:04:39 PM --------------------------------------------Marked set by krrf028 krrf028 D:20180227150446Z2/27/2018 8:04:46 PM --------------------------------------------Marked set by krrf028

Dr Ruud Dobber Executive Vice-President, North America Ruud was appointed Executive Vice-President, North America in August 2016 and is responsible for driving growth and maximising the contribution of the commercial operations in North America to AstraZeneca’s global business. Ruud joined Zeneca in 1997 and has held various senior commercial and leadership roles. Most recently, Ruud was Executive Vice-President, Europe and oversaw business functions in the 28 EU member states. Ruud was also responsible for the development of our late-stage, small molecule antibiotic pipeline as well as its global commercialisation. Prior to that, Ruud was Regional Vice-President of AstraZeneca’s European, Middle East and African division, Regional Vice-President for the Asia Pacific region and Interim Executive Vice-President, GPPS. Ruud was a member of the Board and Executive Committee of the European Federation of Pharmaceutical Industries and Associations (EFPIA) and was previously Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Holding a doctorate in immunology from the University of Leiden in the Netherlands, Ruud began his career as a scientist, researching in the field of immunology and ageing. David Fredrickson Executive Vice-President, Global Head Oncology Business Unit Dave was appointed Executive Vice-President, Global Head Oncology Business Unit in October 2017 and is responsible for driving growth and maximising commercial performance of the global oncology and haematology portfolio within AstraZeneca. In addition, he plays a critical leadership role in setting the Oncology portfolio and product strategy for the organisation. Prior to this role, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care for AstraZeneca in the US, spanning oncology, infectious disease, and neuroscience medicines. Dave joined AstraZeneca from Roche/Genentech in 2014, where he was Business Unit Manager, Oncology in Spain and held growing commercial responsibilities in strategy, marketing and sales in the US. He also served for nine years at the Monitor Group, LLC (now Monitor Deloitte Group, LLC), a global strategy consultancy. He has served as Vice Chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Japan and was a member of the Board of the Japan Pharmaceutical Manufacturers Association (JPMA). He is a graduate of Georgetown University (DC) in Government. Dr Bahija Jallal Executive Vice-President, MedImmune Bahija was appointed Executive Vice-President, MedImmune in January 2013 and is responsible for biologics research and development activities. Bahija is tasked with advancing the biologics pipeline of medicines. She joined MedImmune in 2006 as Vice-President, Translational Sciences and has held roles of increasing responsibility at AstraZeneca. Prior to joining AstraZeneca, Bahija worked with Chiron Corporation, where she served as Vice-President, Drug Assessment and Development. Bahija received a Master’s degree in biology from l’Université de Paris VII and her doctorate in physiology from l’Université Pierre et Marie Curie, Paris VI. She conducted her postdoctoral research at the Max-Planck Institute of Biochemistry in Martinsried, Germany. She is the President of the Board of Directors of the Association for Women in Science and she is also on the Board of Trustees of the Johns Hopkins University. Mark Mallon Executive Vice-President, Global Product and Portfolio Strategy, Global Medical Affairs & Corporate Affairs Mark was appointed Executive Vice-President, GPPS, GMA & Corporate Affairs in August 2016, leading AstraZeneca’s global marketing and commercial portfolio strategy as well as the medical affairs and corporate affairs functions. These functions integrate corporate, therapy area and product strategies to bridge scientific development and commercial excellence in the core areas of cardiovascular and respiratory diseases. Prior to this, Mark was EVP for the International region, responsible for the growth and performance of AstraZeneca’s commercial businesses in this region. Since joining Zeneca, Mark has held many senior sales and marketing roles, including Regional Vice-President for Asia Pacific, President of our Chinese and Italian subsidiaries, Chief Operating Officer of our Japanese subsidiary and Vice-President of our US gastrointestinal and respiratory businesses. Mark began his career in the pharmaceutical industry in management consulting. He holds a degree in chemical engineering from the University of Pennsylvania and an MBA in marketing and finance from the Wharton School of Business. Dr Menelas Pangalos Executive Vice-President, IMED Biotech Unit and Global Business Development Menelas (Mene) was appointed Executive Vice-President, IMED Biotech Unit in January 2013 and leads AstraZeneca’s small molecule research and early development activities. Since joining AstraZeneca in 2010, Mene has been instrumental in driving the Company’s commitment to science and led the transformation of R&D productivity through the development and implementation of our ‘5R’ framework. Mene has previously held senior R&D roles at Pfizer, Wyeth and GSK. He completed his undergraduate degree in biochemistry at Imperial College London with a first class honours and earned a doctorate in neurochemistry from University College London. He is a Fellow of the Academy of Medical Sciences, Royal Society of Biology and Clare Hall at the University of Cambridge, a visiting Professor of Neuroscience at King’s College London and recently gained an Honorary PhD from the University of Glasgow. In the UK, Mene serves on the Medical Research Council and is on the Board of the British Pharmaceutical Group. Jeff Pott General Counsel Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law. Iskra Reic Executive Vice-President, Europe Iskra was appointed Executive Vice-President, Europe in April 2017 and is responsible for sales, marketing and commercial operations across our businesses in 30 European countries, with the exception of Oncology teams in those which report to the Oncology Business Unit. Iskra trained as a Doctor of dental surgery at the Medical University of Zagreb, Croatia. She joined AstraZeneca in 2001 and has held a variety of in-market, regional sales and marketing and general management roles, including in Europe as Head of Commercial Operations for Croatia and Head of Specialty Care Central & Eastern Europe and Middle East & Africa. In 2012, she joined AstraZeneca Russia as Marketing & Strategy Director. She was appointed General Manager Russia in 2014 and, under her leadership, AstraZeneca achieved a leading share in its three main therapy areas and became a top-three prescription medicine pharmaceutical company. Iskra’s responsibilities were expanded in 2016 to cover both Russia and the Eurasia Area, where she drove strong performance from a 1,500-strong team in a complex and dynamic region. Iskra has an International Executive MBA from the IEDC-Bled School of Management, Slovenia. Leon Wang Executive Vice-President, International and China President Leon Wang is Executive Vice-President, International and China President. He is responsible for the overall strategy and for driving sustainable growth across the region. Leon joined AstraZeneca China in March 2013 and was promoted to President of AstraZeneca China in 2014. Under Leon’s leadership, China has become AstraZeneca’s second largest market worldwide, and AstraZeneca has become the second largest and the fastest growing multinational pharmaceutical company in China. In January 2017, Leon was promoted to Executive Vice-President, Asia Pacific Region. Prior to joining AstraZeneca, Leon held positions of increasing responsibility in marketing and business leadership at Roche, where he was a Business Unit Vice-President. In addition, Leon holds several positions in local trade associations and other prominent organisations in China. Leon holds an EMBA from China Europe International Business School, and a Bachelor of Arts from Shanghai International Studies University. 91 AstraZeneca Annual Report & Form 20-F Information 2017 / Senior Executive Team Corporate Governance

All commentary in this section relates to Product Sales. The market definitions used in the geographical areas review below are defined in the Glossary on page 235. million (2016: $157 million; 2015: $27 million), partly driven by Tagrisso sales of $187 million (2016: $76 million; 2015: $4 million). Lynparza sales of $130 million (2016: $81m; 2015: $23m) represented growth of 60% (CER: growth at 58%). Forxiga sales growth of 29% (28% at CER) to $242 million (2016: $187 million; 2015: $126 million) was accompanied by Brilique growth of 14% (CER: growth of 13%) to $295 million (2016: $258 million; 2015: $230 million). These performances were more than offset by declines in other areas, including a 10% decline in Symbicort sales to $819 million (2016: $909 million; 2015: $1,076 million). Symbicort maintained its position, however, as the number one ICS/LABA medicine, despite competition from branded and analogue medicines. Crestor sales declined by 23% to $666 million (2016: $866 million; 2015: $916 million), reflecting the entry of generic medicines in certain markets in the year. $643 million; 2014: $730 million). The effects of significant reductions in Saudi Arabian governmental healthcare spending, as well as the reduction of AstraZeneca’s activities in Venezuela, also adversely impacted sales. China sales increased 4% (CER: increased 10%) to $2,636 million (2015: $2,530 million; 2014: $2,242 million), and represent 45% of the Group’s Emerging Markets sales. Sales in Brazil decreased 9% (CER: increased 2%) to $348 million (2015: $381 million; 2014: $451 million). The increase after eliminating exchange rate impacts reflects the strong performance of Forxiga, which increased 40% (CER: increased 50%) to $28 million (2015: $20 million; 2014: $5 million). Oncology medicines, which decreased 8% (CER: increased 1%) to $82 million (2015: $89 million; 2014: $99 million), and Seloken, which decreased 6% (CER: increased 6%) to $63 million (2015: $67 million; 2014: $84 million). Russia sales increased 1% (CER: increased 13%) to $233 million (2015: $231 million; 2014: $312 million), led by strong performances in Cardiovascular & Metabolic Diseases medicine sales, which increased 23% (CER: increased 38%) to $80 million (2015: $65 million; 2014: $89 million). 2017 in brief Sales decreased 5% in the year to $20,152 million (2016: $21,319 million; 2015: $23,641 million). In 2017, sales in Emerging Markets increased 6% (CER: increased 8%) to $6,149 million (2016: $5,794 million; 2015: $5,822 million). China sales grew by 12% (CER: increased 15%) to $2,955 million (2016: $2,636 million; 2015: $2,530 million), representing 48% of total Emerging Markets sales. Onglyza and Iressa were included on the National Reimbursement Drug List (NRDL) in China in the year, as were Brilinta, Faslodex and Seroquel XR; the benefits of this inclusion are anticipated to favourably impact Product Sales after 2017. Crestor also had its 2nd line usage restriction removed and Zoladex was reclassified from the hormone and endocrine classification to oncology, which is expected to continue to support growth. Tagrisso was launched in China in April 2017. Sales in the Established Rest of World (ROW) in 2017 remained stable (CER: increased 1%) at $3,081 million (2016: $3,096 million; 2015: $3,022 million). Japan sales increased by 1% (CER: increased 4%) to $2,208 million (2016: $2,184 million; 2015: $2,020 million), partly reflecting the launch of Tagrisso and a new label for Faslodex. EGFR T790M-mutation testing rates in Japan continued to exceed 90% through the year, with full-year Tagrisso sales of $219 million (2016: $82 million; 2015: $nil) reflecting a high penetration rate in the currently-approved 2nd line setting. Faslodex sales in Japan were favourably impacted by a new label in the year; Faslodex sales in Japan increased by 14% (CER: increased 17%) to $72 million (2016: $63 million; 2015: $51 million). In Emerging Markets, excluding China, Latin America sales were impacted by ongoing economic conditions, with sales in Latin America (ex-Brazil) declining by 12% (CER: declining by 10%) to $453 million (2016: $516 million; 2015: $643 million). Brazil sales increased by 4% (CER: decreased 5%) to $361 million (2016: $348 million; 2015: $381 million). Russia sales decreased by 1% (CER: decreased 14%) to $231 million (2016: $233 million; 2015: $231 million). In 2016, sales in the US decreased 22% to $7,365 million (2015: $9,474 million; 2014: $10,120 million). The decline in US sales reflected the competition from generic Crestor medicines that entered the US market from July 2016. Unfavourable managed-care pricing and continued competitive intensity also impacted the sales of Symbicort. Sales in Europe decreased 5% (CER: decreased 3%) to $5,064 million in the year (2015: $5,323 million; 2014: $6,638 million). Strong growth in sales of Forxiga, up 48% (CER: up 52%) to $187 million (2015: $126 million; 2014: $66 million), and Brilique, up 12% (CER: up 15%) to $258 million (2015: $230 million; 2014: $231 million), was more than offset by a 15% decrease in Symbicort sales (CER: 12% decrease) to $909 million (2015: $1,076 million; 2014: $1,462 million). However, Symbicort maintained its position as the number one ICS/LABA medicine by volume, despite competition from analogue medicines. Lynparza and Tagrisso sales increased to $81 million (2015: $23 million; 2014: $nil) and $76 million (2015: $4 million; 2014: $nil) respectively. The first Crestor competitor medicine was launched in Japan in the third quarter of 2017 and further generic competition entered the market in the fourth quarter of 2017. Full-year Crestor sales in Japan declined by 6% (CER: declined by 4%) to $489 million (2016: $521 million; 2015: $468 million). Nexium sales in Japan increased by 1% (CER: increased 4%) in the year to $439 million (2016: $436 million; 2015: $405 million) and sales of Forxiga increased by 89% (CER: increased 93%) in the year to $53 million (2016: $28 million; 2015: $16 million). Sales in the US decreased 16% to $6,169 million (2016: $7,365 million; 2015: $9,474 million). The decline reflected generic medicine launches that impacted sales of Crestor and Seroquel XR. Unfavourable managed-care pricing and continued competitive intensity impacted sales of Symbicort, which declined by 12% to $1,099 million (2016: $1,242 million; 2015: $1,520 million). The New Oncology Growth Platform in the US, however, grew by 50% to $607m, primarily reflecting encouraging Tagrisso sales growth of 59% to $405 million (2016: $254 million; 2015: $15 million) in the year. The New CVMD Growth Platform increased sales by 5% in the US to $1,942 million (2016: $1,848 million; 2015: $1,662 million), reflecting strong performances from Farxiga and Brilinta. Brilinta grew by 46% in the US to $509 million (2016: $348 million; 2015: $240 million). 2016 in brief Sales decreased 10% (CER: decreased 8%) in the year to $21,319 million (2015: $23,641 million; 2014: $26,095 million). Sales in the Established ROW in 2016 increased 2% (CER: decreased 4%) to $3,096 million (2015: $3,022 million; 2014: $3,510 million). Sales of Forxiga in Established ROW increased 81% (CER: increased 72%), to $58 million (2015: $32 million; 2014: $17 million). Nexium sales decreased 2% (CER: decreased 10%) to $537 million (2015: $549 million; 2014: $606 million). Japan sales increased 8% (CER: decreased 3%) to $2,184 million (2015: $2,020 million; Sales growth for the year in Emerging Markets remained stable (CER: increased 6%) at $5,794 million (2015: $5,822 million; 2014: $5,827 million). Sales growth was impacted by challenging macro-economic conditions in Latin America, such as the current economic situation in Venezuela, where ex-Brazil sales decreased 20% (CER: decreased 7%) to $516 million (2015: Sales in Europe decreased 6% (CER: decreased 7%) to $4,753 million in the year (2016: $5,064 million; 2015: $5,323 million). The New Oncology Growth Platform in Europe grew by 102% (CER: increased 99%) to $317 AstraZeneca Annual Report & Form 20-F Information 2017 / Geographical Review 223 Additional Information

Geographical Review continued 2014: $2,227 million), reflecting the biennial price reduction effective from April 2016 of around 6% after eliminating the exchange rate impact. The CER percentage decline in Japan was partly mitigated by stable sales of Crestor of $521 million (2015: $468 million; 2014: $502 million) in the year. Since the launch of Tagrisso in Japan in March 2016, sales amounted to $82 million (2015 & 2014: $nil). Farxiga sales increased by 74% (CER: increased 73%) to $232 million (2016: $133 million; 2015: $73 million), reflecting ongoing launches and improved levels of patient access. In March 2017, Forxiga became the first SGLT2-inhibitor medicine to be approved in China. Tagrisso sales in the US were $405 million (2016: $254 million; 2015: $15 million) and grew by 59%, with a steady increase in epidermal growth factor receptor (EGFR) T790M-mutation testing rates. In September 2017, the US National Comprehensive Cancer Network clinical-practice guidelines were updated to include the use of Tagrisso in the 1st line treatment of patients with metastatic EGFR-mutated non-small cell lung cancer (NSCLC). The use of Tagrisso in this indication is not yet approved by the FDA. Onglyza sales in Emerging Markets declined by 8% (CER: decreased 10%) to $130 million (2016: $142 million; 2015: $159 million). Onglyza, however, entered the NRDL in China in the year, underpinning fourth quarter 2017 Emerging Markets sales growth. Sales by Region Emerging Markets Sales in Emerging Markets increased 6% (CER: increased 8%) to $6,149 million (2016: $5,794 million; 2015: $5,822 million). Iressa sales in the US increased by 70% to $39 million (2016: $23 million; 2015: $6 million). Respiratory Respiratory sales in Emerging Markets increased 12% (CER: increased 13%) to $1,388 million (2016: $1,243 million; 2015: $1,132 million). Sales of Lynparza grew by 11% in the year to $141 million (2016: $127 million; 2015: $70 million). First-half sales were adversely impacted by the introduction of competing poly ADP ribose polymerase (PARP) inhibitor medicines. A much-improved performance in the second half, however, reflected the launch of tablets for patients regardless of BRCA-mutation status, for the treatment of 2nd line ovarian cancer. By the end of November 2017, Lynparza was the leading PARP inhibitor in the US, measured by total prescription volumes. Oncology Oncology sales in the Emerging Markets increased 19% (CER: increased 20%) to $1,126 million (2016: $943 million; 2015: $943 million). Sales of Symbicort grew by 9% (CER: increased 10%) to $439 million (2016: $402 million; 2015: $394 million), partly reflecting growth in China of 13% (CER: increased 17%) to $177 million (2016: $156 million; 2015: $124 million) and in Latin America (ex-Brazil), where sales grew by 24% (CER: increased 30%) to $46 million (2016: $37 million; 2015: $42 million). Sales of Tagrisso were $135 million in the year (2016: $10 million; 2015: $nil). Sales of Iressa increased by 8% to $251 million (2016: $233 million; 2015: $272 million). China sales increased by 24% (CER: increased 28%) to $144 million (2016: $116 million; 2015: $146 million), reflecting an improvement in patient access following the conclusion of the national negotiation process in 2016; Iressa was subsequently included on the NRDL. Other Emerging Markets sales were adversely impacted by competition from branded and generic medicines, most notably in the Republic of Korea. Faslodex sales increased by 12% to $492 million (2016: $438 million; 2015: $356 million), mainly reflecting a continued strong uptake of the combination with palbociclib, a medicine approved for the treatment of hormone-receptor-positive (HR+) breast cancer. Pulmicort sales increased by 20% (CER: increased 23%) to $840 million (2016: $698 million; 2015: $609 million), reflecting strong underlying volume growth, with sales in China, Middle East and North Africa proving particularly encouraging. Usage in China continued to progress, with an increasing prevalence of acute COPD and paediatric asthma accompanied by continued investment by AstraZeneca in new hospital nebulisation centres by around 2,000 to 15,000. The sales of Imfinzi were $19 million (2016: $nil; 2015: $nil). Imfinzi launched in the US in May 2017. Imfinzi was approved under the FDA’s Accelerated Approval pathway and launched on the same day as a fast-to-market, limited commercial opportunity, indicated for the 2nd line treatment of patients with locally-advanced or metastatic urothelial carcinoma (bladder cancer). AstraZeneca is actively preparing for the potential launch of Imfinzi in locally-advanced, unresectable NSCLC in the first half of 2018, reflecting the FDA regulatory submission acceptance and the award of Priority Review status in the fourth quarter of 2017. Sales of Faslodex grew by 20% (CER: increased 18%) to $115 million (2016: $96 million; 2015: $87 million). In 2017, AstraZeneca received a label extension for Faslodex in Russia in the 1st line monotherapy setting, based on data from the FALCON trial. Russia sales grew by 29% in the year (CER: increased 14%) to $18 million (2016: $14 million; 2015: $9 million). Other Other sales in Emerging Markets decreased 14% (CER: decreased 12%) to $1,268 million (2016: $1,469 million; 2015: $1,627 million). Nexium sales declined by 1% (CER: increased 2%) to $684 million (2016: $690 million; 2015: $761 million). Sales of Zoladex declined by 1% to $353 million in the year (2016: $355 million; 2015: $345 million). US Sales in the US decreased 16% to $6,169 million (2016: $7,365 million; 2015: $9,474 million). The sales of Calquence were $3 million (2016 & 2015: $nil). Calquence delivered a promising performance in the number of new patient starts in previously-treated mantle cell lymphoma (MCL). The medicine was included within National Comprehensive Cancer Network guidelines from 15 November 2017. Cardiovascular & Metabolic Diseases Cardiovascular & Metabolic Diseases sales in Emerging Markets increased 11% (CER: increased 12%) to $2,367 million (2016: $2,139 million; 2015: $2,120 million). Oncology Oncology sales in the US increased 25% to $1,120 million (2016: $893 million; 2015: $514 million). Sales of Brilinta for the year grew by 19% (CER: increased 21%) to $224 million (2016: $189 million; 2015: $112 million). Growth in Emerging Markets was reflected in a continued outperformance of the growth of the oral anti-platelet market. Encouraging sales performances were delivered in many markets. Zoladex decreased 57% to $15 million (2016: $35 million; 2015: $28 million). On 31 March 2017, AstraZeneca completed an agreement with TerSera for the commercial rights to Zoladex in the US and Canada. 224 AstraZeneca Annual Report & Form 20-F Information 2017 / Additional Information

Europe Sales in Europe decreased 6% (CER: decreased 7%) to $4,753 million (2016: $5,064 million; 2015: $5,323 million). Cardiovascular & Metabolic Diseases Cardiovascular & Metabolic Diseases sales in the US decreased 26% to $2,371 million (2016: $3,202 million; 2015: $4,634 million). Pulmicort sales in the US declined by 10% to $156 million (2016: $174 million; 2015: $200 million). Daliresp/Daxas sales, representing 84% of global sales, increased by 25% to $167 million (2016: $134 million; 2015: $104 million), driven by increased adoption of the medicine which is the only oral, selective, long-acting inhibitor of the enzyme phosphodiesterase-4, an inflammatory agent in COPD. Sales of Brilinta, at $509 million (2016: $348 million; 2015: $240 million), represented an increase of 46% for the year. The performance was driven primarily by an increase in the average duration of therapy and strong growth in the number of patients sent home from hospital with Brilinta. Furthermore, Brilinta achieved a record total-prescription market share of 7.2% at the end of the year: days-of-therapy volume market-share data was particularly encouraging. The performance reflected the growth in demand, driven by updated preferred guidelines from the American College of Cardiology and the American Heart Association in 2016, as well as the narrowing of a competitor’s label. Brilinta is the standard of care in the treatment of ST-segment elevation myocardial infarction and remained the branded oral anti-platelet market leader in the US in the period. Oncology Oncology sales in Europe increased 21% to $885 million (2016: $733 million; 2015: $635 million). Tagrisso sales of $187 million (2016: $76 million; 2015: $4 million) represented growth of 146% (CER: increased 142%) were driven by a continued uptake, positive reimbursement decisions and a continued growth in testing rates. Tagrisso was reimbursed in 15 European countries at the end of the year and was under reimbursement review in additional European countries, with positive decisions anticipated in 2018. Tudorza/Eklira sales in the US declined by 14% to $66 million (2016: $77 million; 2015: $103 million), reflecting lower levels of use of inhaled monotherapy medicines for COPD and the Group's commercial focus on the launch of Bevespi. On 17 March 2017, AstraZeneca announced that it had entered a strategic collaboration with Circassia for the development and commercialisation of Tudorza in the US. Circassia began its promotion of Tudorza in the US in May 2017. AstraZeneca will continue to book Product Sales of Tudorza in the US. Iressa sales declined in Europe by 7% (CER: decreased 8%) to $112 million (2016: $120 million; 2015: $128 million). Lynparza sales in Europe increased by 60% (CER: increased 58%) to $130 million (2016: $81 million; 2015: $23 million), reflecting high BRCA-testing rates and a number of successful launches, most recently in Finland and the Republic of Ireland. Farxiga sales in the year increased by 7% to $489 million (2016: $457 million; 2015: $261 million). The SGLT2-class growth was supported by growing evidence around cardiovascular (CV) benefits, including data from the CVD-REAL study that was published in March 2017. Bevespi was launched commercially in the US during early 2017. Prescriptions in the fourth quarter of 2017 tracked in line with other LAMA/LABA launches. The overall class in the US, however, continued to grow more slowly than anticipated. Bevespi was the first medicine launched using the Group’s Aerosphere Delivery Technology delivered in a pressurised metered-dose inhaler. Sales of Faslodex increased by 12% (CER: increased 11%) to $256 million (2016: $228 million; 2015: $207 million). Bydureon sales in the US declined by 1% to $458 million (2016: $463 million; 2015: $482 million), reflecting the prevailing level of competition and resulting price pressures. In the third quarter of the year, AstraZeneca launched the newly-approved injectable suspension autoinjector, known as Bydureon BCise in the US. The new autoinjector is a new formulation of Bydureon injectable suspension in an improved once-weekly, single-dose autoinjector device. It is designed for patient ease and convenience in a pre-filled device with a pre-attached hidden needle. Other Other sales in the US decreased 28% to $1,169 million (2016: $1,632 million; 2015: $2,381 million). Zoladex sales declined by 10% (CER: decreased 8%) to $141 million (2016: $156 million; 2015: $171 million), reflecting generic competition mainly in Central and Eastern Europe. Nexium sales in the US declined by 10% to $499 million (2016: $554 million; 2015: $902 million) in the year, reflecting a true-up adjustment. Cardiovascular & Metabolic Diseases Cardiovascular & Metabolic Disease sales in Europe decreased 12% (CER: decreased 13%) to $1,659 million (2016: $1,894 million; 2015: $1,901 million). Synagis sales decreased by 2% to $317 million (2016: $325 million; 2015: $285 million), constrained by the guidelines from the American Academy of Pediatrics Committee on Infectious Diseases, which restricted the number of patients eligible for preventative therapy with Synagis. Crestor sales declined by 70% to $373 million (2016: $1,223 million; 2015: $2,844 million), reflecting the market entry in July 2016 of multiple Crestor generic medicines. Sales of Brilique in Europe increased by 14% (CER: increased 13%) to $295 million (2016: $258 million; 2015: $230 million), reflecting indication leadership across a number of markets and bolstered by the inclusion in the high-risk, post-myocardial infarction (HR PMI) guidelines from the European Society of Cardiology in 2017. Volume share reached 6.5% at the end of the year, with improvements delivered across the major markets: Brilique continued to outperform the oral anti-platelet market in the year. Brilique gained further reimbursement in key markets in its HR PMI indication in the 60mg dose. Respiratory Respiratory sales in the US decreased 8% to $1,509 million (2016: $1,638 million; 2015: $1,945 million). Sales of Seroquel XR in the US, where several competitors launched generic Seroquel XR medicines from November 2016, declined by 66% to $175 million (2016: $515 million; 2015: $716 million). Sales of Symbicort in the US declined by 12% to $1,099 million (2016: $1,242 million; 2015: $1,520 million), in line with expectations of continued challenging conditions which were a result of the impact of managed-care access programmes on pricing within the class. Competition also remained intense from other classes, such as LAMA/LABA combination medicines. AstraZeneca Annual Report & Form 20-F Information 2017 / Geographical Review 225 Additional Information

Geographical Review continued Established ROW Sales in Established ROW remained stable (CER: increased 1%) to $3,081 million (2016: $3,096 million; 2015: $3,022 million). Forxiga sales in Europe increased by 29% (CER: increased 28%) to $242 million (2016: $187 million; 2015: $126 million) as the medicine continued to gain market share in the innovative oral class. Other Other sales in Established ROW decreased 11% (CER: decreased 9%) to $726 million (2016: $813 million; 2015: $928 million). Oncology Oncology sales in Established ROW increased 10% (CER: increased 12%) to $893 million (2016: $814 million; 2015: $733 million). Sales of Nexium in Japan increased by 1% (CER: increased 4%) to $439 million (2016: $436 million; 2015: $405 million), which represented 84% of Nexium sales in Established ROW. Onglyza sales in the year declined by 21% to $104 million (2016: $132 million; 2015: $141 million), reflecting the broader dynamic of shift away from the dipeptidyl peptidase-4 (DPP-4 class). Tagrisso’s testing rates in Japan continued to exceed 90% through the year, with full-year sales of $219 million (2016: $82 million; 2015: $nil) reflecting a high penetration rate in the currently approved 2nd line EGFR T790M-mutation setting. Bydureon sales in Europe declined by 12% (CER: decreased 11%) in the year to $88 million (2016: $100 million; 2015: $81 million), reflecting the impact of increased levels of competition. In June 2017, a label extension based upon the FALCON trial in the 1st line setting was approved in Japan, where Faslodex sales grew by 14% (CER: increased 17%) in the year to $72 million (2016: $63 million; 2015: $51 million). Zoladex sales fell by 16% (CER: decreased 15%) to $226 million (2016: $270 million; 2015: $272 million), driven by increased competition. Crestor sales declined by 23% to $666 million (2016: $866 million; 2015: $916 million), reflecting the launch of generic medicines in certain markets such as France and Spain. Respiratory Respiratory sales in Europe decreased 5% to $1,216 million (2016: $1,284 million; 2015: $1,383 million). Cardiovascular & Metabolic Diseases Cardiovascular & Metabolic Diseases sales in Established ROW decreased 1% (CER: stable) to $869 million (2016: $881 million; 2015: $834 million). Symbicort sales declined by 10% to $819 million (2016: $909 million; 2015: $1,076 million), reflecting the level of competition from other branded and Symbicort-analogue medicines. However, Symbicort continued to retain its class-leadership position and stabilise volume share in the LABA/ICS class. Sales of Forxiga in Established ROW increased 91% (CER: increased 90%) to $111 million (2016: $58 million; 2015: $32 million). In Japan sales of Forxiga grew at 89% (CER: increased 93%) to $53 million (2016: $28 million; 2015: $16 million). Other Other sales in Europe decreased 14% (CER: decreased 15%) to $993 million (2016: $1,153 million; 2015: $1,404 million). In Japan, where Shionogi is a partner, Crestor maintained its position as the leading statin. Sales declined by 6% (CER: decreased 4%) to $489 million (2016: $521 million; 2015: $468 million), however, reflecting the recent entry of multiple Crestor competitors in the market in the second half of the year. Sales of Nexium declined by 1% (CER: decreased 3%) to $248 million (2016: $251 million; 2015: $284 million) and Seroquel XR sales declined by 42% to $78 million (2016: $134 million; 2015: $202 million), reflecting the impact of generic competition. Respiratory Respiratory sales in Established ROW increased 1% to $593 million (2016: $588 million; 2015: $527 million). FluMist/Fluenz sales in Europe increased by 17% (CER: increased 12%) to $76 million (2016: $64 million; 2015: $76 million), primarily driven by higher usage rates in the UK, which reflects the favourable impact of the UK National Immunisation Programme. Symbicort sales increased 2% to $446 million (2016: $436 million; 2015: $404 million). In Japan, where Astellas assists as a promotional partner, sales declined by 3% (stable at CER) to $205 million (2016: $211 million; 2015: $176 million). 226 AstraZeneca Annual Report & Form 20-F Information 2017 / Additional Information

Glossary

Market definitions

Region	Country				
US	US				
Europe	Albania*	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*
	Austria	Denmark	Iceland*	Malta*	Slovakia
	Belgium	Estonia*	Ireland	Netherlands	Slovenia*
	Bosnia and Herzegovina*	Finland	Israel*	Norway	Spain
	Bulgaria	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal*	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
Established ROW	Australia	Canada	Japan	New Zealand	
Emerging Markets	Algeria	Costa Rica	Iraq*	Pakistan*	Syria*
	Argentina	Cuba*	Jamaica*	Palestine*	Taiwan
	Aruba*	Dominican Republic*	Jordan*	Panama	Thailand
	Bahamas*	Ecuador*	Kazakhstan	Peru	Trinidad and Tobago*
	Bahrain*	Egypt	Kuwait*	Philippines	Tunisia*
	Barbados*	El Salvador	Lebanon*	Qatar*	Turkey
	Belarus*	Georgia*	Libya*	Russia	Ukraine*
	Belize*	Guatemala	Malaysia	Saudi Arabia	United Arab Emirates
	Bermuda*	Honduras	Mexico	Singapore	Uruguay*
	Brazil	Hong Kong	Morocco*	South Africa	Venezuela*
	Chile	India	Nicaragua	South Korea	Vietnam
	China	Indonesia	Oman*	Sri Lanka*	Yemen*
	Colombia	Iran*	Other Africa*	Sudan*	

* IQVIA, IQVIA Midas Quantum Q3 2017 data is not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2017 of less than $1 million.

Established Markets means US, Europe and Established ROW.

North America means US and Canada.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

Additional Information

AstraZeneca Annual Report & Form 20-F Information 2017 / Glossary 235